

Chris Reimers · 3rd

Regional Manager at Settje Agri-Services & Engineering

West Point, Nebraska, United States · 46 connections · Contact info

 Settje Agri-Services & Engineering

 University of Nebraska-Lincoln

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Experience



Regional Manager
Settje Agri-Services & Engineering
Mar 2014 – Present · 6 yrs 10 mos
Lincoln, Nebraska Area



Operations Manager
Archer Daniels Midland Company
May 2013 – Mar 2014 · 11 mos
Sioux City, Iowa Area

Education



University of Nebraska-Lincoln
Bachelor's Degree, Agricultural Engineering
2009 – 2013

Interests



University of Nebraska-Lincoln
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